UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission file number: 001-41491

NAYAX LTD.

(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor

Herzliya 4659071, Israel

(Address of principal executive offices)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 19, 2026, Nayax Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was furnished by the Company to the Securities and Exchange Commission (the “SEC”) as an exhibit to its Current Report on Form 6-K dated March 19, 2026, which was revised with a supplemental proxy statement furnished by the Company to the SEC as an exhibit to its Current Report on Form 6-K dated May 11, 2026, each of which is incorporated herein by reference.

Each of the proposals brought before the shareholders at the Meeting has been approved by the applicable required majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s amended and restated articles of association, other than Proposal 11, which was withdrawn by the Company prior to the Meeting.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File No. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: May 19, 2026